14047091

SEC[illegible] [illegible]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8-52584

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson LeNeave & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Fairview Rd, Suite 625
(No. and Street)

Charlotte (City) North Carolina (State) 28210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory M. LeNeave 704-552-9212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

1111 Metropolitan Avenue, Suite 1000, Charlotte, North Carolina 28204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24/14

OATH OR AFFIRMATION

I, Gregory M. LeNeave, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson LeNeave & Company, as of December 31, 20 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

North Carolina
Mecklenburg
Notary

Signature

President

Title

Notary Public

Exp June 18 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cherry Bekaert LLP

CPAs & Advisors

ANDERSON LENEAVE & CO.

FINANCIAL STATEMENTS AND ACCOMPANYING INFORMATION

As of and for the Years Ended December 31, 2013 and 2012

And Report of Independent Auditor

ANDERSON LENEAVE & CO.

TABLE OF CONTENTS

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anderson LeNeave & Co. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Cherry Bekaert LLP

Charlotte, North Carolina
February 20, 2014

ANDERSON LENEAVE & CO.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 181,754	$ 180,242
Accounts receivable	9,998	-
Prepaid expenses	13,414	7,895
Total Assets	$ 205,166	$ 188,137
STOCKHOLDERS' EQUITY		
Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	$ 81,066	$ 81,066
Retained earnings	124,100	107,071
Total Stockholders' Equity	$ 205,166	$ 188,137

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.
STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Revenues:		
Success fees	$ 1,927,350	$ 1,485,770
Advisory fees	170,000	352,000
Total Revenues	2,097,350	1,837,770
Expenses:		
Compensation and benefits	1,011,931	1,179,871
Payroll taxes	41,425	45,904
Profit Sharing	105,850	150,000
Health Savings	16,150	18,688
Rent	66,884	65,355
Professional fees	32,769	136,988
Travel Expenses	31,838	33,259
Office Expenses	17,547	13,351
Telephone and Cable	13,351	15,090
Dues and Subscriptions	8,824	11,678
Marketing	7,792	7,989
Taxes and Licenses	7,119	3,650
Training	5,575	10,296
Contract services	4,311	21,435
Insurance	1,428	1,559
Other operating expenses	1,355	489
Total Expenses	1,374,149	1,715,602
Net Income	$ 723,201	$ 122,168

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2013 AND 2012

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2012	$ 81,066	$ 128,985	$ 210,051
Net income	-	122,168	122,168
Distributions to stockholders	-	(144,082)	(144,082)
Balance, December 31, 2012	81,066	107,071	188,137
Net income	-	723,201	723,201
Distributions to stockholders	-	(706,172)	(706,172)
Balance, December 31, 2013	$ 81,066	$ 124,100	$ 205,166

The accompanying notes to the financial statements are an integral part of these statements.

ANDERSON LENEAVE & CO.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
Cash flows from operating activities:		
Net income	$ 723,201	$ 122,168
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(9,998)	13,317
(Increase) decrease in prepaid expenses	(5,519)	8,319
Net cash provided by operating activities	707,684	143,804
Cash flows from financing activities:		
Distributions to stockholders	(706,172)	(144,082)
Net cash used in financing activities	(706,172)	(144,082)
Net increase (decrease) in cash and cash equivalents	1,512	(278)
Cash and cash equivalents at beginning of year	180,242	180,520
Cash and cash equivalents at end of year	$ 181,754	$ 180,242

The accompanying notes to the financial statements are an integral part of these statements.

Note 1—Nature of operations

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission ("SEC"). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") as applicable to brokers and dealers in securities.

Note 2—Summary of significant accounting policies

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For purposes of the accompanying statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash and cash equivalents.

The Company places its cash and cash equivalents on deposit with financial institutions in the United States of America. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. The Company, from time to time, may have amounts on deposit in excess of the insured limits.

Accounts Receivable – Trade accounts receivable are reported net of an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. The Company incurred no bad debt expense during the years ended December 31, 2013 and 2012. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. Management determined an allowance for doubtful accounts was not necessary as of December 31, 2013 and 2012.

Furniture, Fixtures and Equipment, Net – The Company capitalizes all major expenditures in accordance with GAAP. The Company's policy is to expense fixed asset purchases under $5,000. Fixed assets are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

Fee Revenue – The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees as revenue upon receipt. Upfront fees typically represent less than 10% of the expected revenue from a transaction. The Company receives placement fees and transaction fees for completed transactions which are recorded as success fees on the accompanying statements of income. These fees are typically paid only upon the closing of a related transaction.

Note 2—Summary of significant accounting policies (continued)

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. The Company had no referral fees for the years ended December 31, 2013 or 2012.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed upon terms.

Compensation and Benefits – Compensation and benefits are primarily comprised of commissions paid on an agreed upon percentage of fee revenue earned by the Company based on individual employee contracts.

Advertising – Advertising costs are expensed as incurred.

Income Taxes – The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholders on their individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Note 3—Furniture, fixtures and equipment, net

Furniture, fixtures and equipment consists of the following at December 31:

	2013	2012
Computer equipment	$ 19,219	$ 19,219
Office furniture and equipment	25,000	25,000
Computer software	3,711	3,711
Total furniture, fixtures and equipment, gross	47,930	47,930
Less: Accumulated depreciation	(47,930)	(47,930)
Total furniture, fixtures and equipment, net	$ -	$ -

Note 4—Capital requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn of cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2013 and 2012, the Company had net capital of $181,754 and $180,242, respectively, which exceeded its required minimum net capital by $175,754 and $174,242, respectively. The Company's net capital ratio was less than 1% at December 31, 2013 and 2012.

Note 5—Profit sharing plan

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan ("the Plan").

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $105,850 and $150,000 to the Plan for the years ended December 31, 2013 and 2012, respectively. Participants vest in their portion of employer contributions over a three-year period.

Note 6—Operating lease

The Company leases its office space under a 5-year non-cancelable operating lease, which expires in August 2016.

Future minimum lease payments at December 31, 2013 are as follows:

Year	Amount
2014	$ 68,329
2015	70,379
2016	48,327

Note 7—Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the SEC.

Note 8—Supplemental cash flow information

As the Company has elected to be treated as an S Corporation for state and federal income tax purposes, no cash was paid for income taxes during the years ended December 31, 2013 or 2012. The Company did not incur interest expense during the years ended December 31, 2013 or 2012.

Note 9—Subsequent events

The Company has evaluated subsequent events through February 20, 2014, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.

ACCOMPANYING INFORMATION

ANDERSON LENEAVE & CO.

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2013 AND 2012

	2013	2012
Stockholders' equity	$ 205,166	$ 188,137
Less:		
Other nonallowable assets:		
Accounts receivable	9,998	-
Prepaid expenses	13,414	7,895
	23,412	7,895
Net capital adjustments	23,412	7,895
Net capital	$ 181,754	$ 180,242
Aggregate indebtedness	$ -	$ -
Ratio of indebtedness to capital	0.00%	0.00%

The Net Capital per the audited financial statements agrees to the Net Capital computation in the Focus Report filed for the quarters ended December 31, 2013 and 2012.

ANDERSON LENEAVE & CO.

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2013 AND 2012

The Company claims exemption from the provisions of Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that Rule.

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

In planning and performing our audits of the financial statements of Anderson LeNeave & Co. (the "Company") as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's abovementioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the use of the Company's member-managers, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 20, 2014

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Auditor on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Stockholders
Anderson LeNeave & Co.
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation ("Form SIPC-7")) to the Securities Investor Protection Corporation ("SIPC") for the years ended December 31, 2013 and 2012, which were agreed to by Anderson LeNeave & Co. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the years ended December 31, 2013 and 2012, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2013 and 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Charlotte, North Carolina
February 20, 2014

ANDERSON LENEAVE & CO.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEARS ENDED DECEMBER 31, 2013 AND 2012

Payment Date	To Whom Paid	Amount
2/17/2014	SIPC	$ 831